daiei

BEST AVAILABLE COPY

RECEIVED

2007 MAY 30 A 8:50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07023899

082-00230

May 24, 2007

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our company.

We are pleased to send you herewith the Notice of Resolution of the 56th Ordinary General Meeting of Shareholders (Translation).

Yours faithfully,

SUPPL

PROCESSED
JUN 0 1 2007
THOMSON
FINANCIAL

Shinji Hikoe

Shinji Hikoe
Divisional Manager
Finance Division
The Daiei, Inc.

llw 5/31

daiei

RECEIVED

2007 MAY 29 A 8:50

May 24, 2007

To the Shareholders of THE DAIEI, INC.:

Notice of Resolution of the 56TH Ordinary General Meeting of Shareholders

Notice is hereby given that the following was reported and adopted at the 56th Ordinary General Meeting of Shareholders held on May 24,2007:

Items to be Reported

No.1: Business report, Consolidated financial documents and reports by the Independent Auditors and Corporate Auditors for the 56th term (from March 1, 2006 to February 28, 2007)

This item was reported.

No.2: The reports of financial documents for the 56th term (from March 1, 2006 to February 28, 2007)

This item was reported.

Items to be Resolved

No.1: Partial amendments to the Article of Corporation

This item was approved and passed as proposed.

No.2: Election of eleven Directors of the Board

This item was approved and passed as proposed.
Yoshiharu KAWATO, Fumiko HAYASHI, Toru NISHIMI, Kouji YAMAZAKI, Yoshiaki TAKAHASHI, Keiji NAKAMAE, Hikaru MINAMI, Hiroyuki OZAKI, Seishiro SATO, Akinori YAMASHITA, and Tetsuro SAKAMOTO were elected as the Directors of the Board and they assumed the positions accordingly.
The Director, Tetsuro SAKAMOTO is an Outside Director.

No.3: Election of three Corporate Auditors

This item was approved and passed as proposed.
Tomoyuki KAMATA, Masanori SASAKI, and Masaaki TOYOSHIMA were elected as the Corporate Auditors and they assumed the positions accordingly.
The Corporate Auditors, Tomoyuki KAMATA, Masanori SASAKI, and Masaaki TOYOSHIMA are Outside Corporate Auditors.

Yours very truly,

Toru Nishimi
President
The Daiei, Inc.
4-1-1 Minatojima Nakamachi,
Chuo-ku, Kobe, Hyogo 650-0046
JAPAN

END